Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com
FINANCIAL RESULTS   •   RÉSULTATS FINANCIERS   •   FINANZERGEBNISSE

Novartis maintains strong operational performance in Q1, confirms FY 2020 guidance at this time, and advances a broad range of efforts to support the global response to COVID-19

•	Q1 2020 net sales from continuing operations[1] grew 13% (cc2, +11% USD) with double digit growth (cc) in Innovative Medicines and Sandoz:
o	Key growth drivers include Entresto USD 569 million (+62% cc), Zolgensma USD 170 million, Cosentyx USD 930 million (+19% cc), Kisqali USD 161 million (+82% cc) and Piqray USD 74 million
o	Biopharmaceuticals grew 31% (cc) to USD 450 million, with strong growth in Europe
o	Excluding COVID-19 related forward purchases, we estimate[3] sales growth to be approximately 9% (cc)
•	Core[2] operating income grew 34% (cc, +28% USD) mainly driven by higher sales, benefiting from COVID-19 forward purchasing and gross margin improvement, partly offset by launch investments
o	Excluding COVID-19 related forward purchases and lower spending, we estimate[3] core operating income growth to be approximately 22% (cc)
•	Impacts of COVID-19:
o	Our operations and product demand remain very stable and strong. Mitigating actions helped to ensure minimal disruption to supply chain and ability to meet forward purchasing demand
o
We estimate[3] that forward purchasing had a favorable impact of approximately USD 0.4 billion on sales. Core operating income benefited by approximately[3] USD 0.4 billion from forward purchasing and lower spending. These impacts[3] are expected to reverse in the remainder of 2020

o	Currently manageable disruption to clinical trials and minimal disruption to ongoing regulatory submissions
•	Net income grew 24% (cc, +16% USD), including higher legal provisions and taxes
•	Free cash flow[2] increased 8% to USD 2.0 billion driven by higher cash flows from operations
•	Sandoz US generic oral solids and dermatology businesses will be retained by Novartis, after mutual agreement with Aurobindo to terminate the transaction
•	2020 guidance[4] for continuing operations confirmed at this time - Net sales expected to grow mid to high-single digit (cc); core operating income expected to grow high-single to low double digit (cc)
Basel, April 28, 2020 — Commenting on the quarter, Vas Narasimhan, CEO of Novartis, said:
“We continue to deliver our medicines to patients and advance our innovative pipeline as reflected in our strong operational performance in Q1. While there are many uncertainties for the coming year, we are maintaining our full year outlook at this time and will continue to play our part to overcome the pandemic. Our response to the COVID-19 crisis demonstrates Novartis’ relentless commitment to our associates, patients, and the global community. For our associates we’ve committed to no COVID-19 related job losses and a full range of support programs. To support the global public health response, we are engaged in multiple collaborative R&D efforts, large scale clinical trials and donations to support local communities in currently over 60 countries.”
Key figures[2]	Continuing operations[1]
	Q1 2020	Q1 2019	% change
	USD m	USD m	USD	cc
Net sales	12 283	11 106	11	13
Operating income	2 744	2 242	22	30
Net income	2 173	1 868	16	24
EPS (USD)	0.96	0.81	19	27
Free cash flow	2 021	1 869	8
Core operating income	4 177	3 254	28	34
Core net income	3 549	2 811	26	31
Core EPS (USD)	1.56	1.21	29	34
1 Refers to continuing operations as defined on page 33 of the Condensed Interim Financial Report, excludes Alcon, includes the businesses of Innovative Medicines and Sandoz, as well as the continuing corporate functions. 2 Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 43 of the Condensed Interim Financial Report. Unless otherwise noted, all growth rates in this Release refer to same period in prior year. 3 We provide these management estimates based on the best data available to Novartis, as we believe this information is helpful to our investors to better understand Q1 underlying business performance. 4 Please see detailed guidance assumptions on page 6 including the forecast assumptions of a return to normal prescription and consumption dynamics during Q2 in our major markets and no Gilenya and no Sandostatin LAR generics enter in 2020 in the US.

COVID-19 Update

As the COVID-19 situation continues to evolve, our primary concern remains the health and safety of our associates and patients globally while we also continue to take strong actions to help address the pandemic.

We are supporting our associates through a range of programs, from additional paid days off for those who have to care for ill family members at home, enhanced child care, on-line learning programs and enabled working from home. Importantly, Novartis has made a commitment that there will be no COVID-19 related job losses.

During the first quarter, COVID-19 did not have a material impact on our underlying business, financial condition, cash collections or liquidity. COVID-19 did result in increased forward purchasing by customers, including at the patient level, as some patients filled prescriptions to cover a longer period of time. Novartis continues to deliver needed medicines to patients and healthcare providers around the world. We do not anticipate supply chain disruption for the majority of the portfolio at this time given strong mitigation measures and inventory levels.

Clinical trials are continuing and we are leveraging our digital tools to limit the disruption caused by the pandemic. We are seeing slowdowns in new enrollments in ongoing clinical studies and start-up with new studies. We are utilizing the SENSE digital technology implemented in 2018 that allows us to track in real time all of our clinical trials (500+) in more than 70 countries at the level of individual patients and shift to contingency plans rapidly as the situation evolves. This includes, direct-to-patient medication delivery supported by home nursing services, virtual safety assessments and remote medical monitoring. At this time we remain confident the impact on our ongoing clinical trials is manageable. Looking ahead for the remainder of the year, we do not expect delays in our planned 2020 regulatory submissions. We will continue to monitor and provide more updates as the year unfolds.

Novartis is participating in collaborative research efforts such as the COVID-19 Therapeutics Accelerator, coordinated by the Bill & Melinda Gates Foundation, Wellcome, and Mastercard, as well as a COVID-19 directed partnership organized by the Innovative Medicines Initiative. Both are cross-sector collaborations that bring several pharmaceutical companies and expert academic institutions into coordinated research programs, with the aim of bringing the most promising molecules forward quickly without organizational barriers. Additionally, in response to an urgent call for research and development on COVID-19, issued by the European Federation of Pharmaceutical Industries and Associations, Novartis is contributing by making available several compounds from its libraries that are considered suitable for in vitro antiviral testing.
Together with the research community, Novartis is assessing whether our clinical-stage investigational or approved medicines could be repurposed beyond their intended or approved indications to treat complications of SARS-CoV-2 infection. Novartis initiated a Phase III clinical trial in collaboration with Incyte to evaluate the use of ruxolitinib in combination with standard of care (SoC), compared to SoC alone, as well as a Phase III study of canakinumab, in patients with pneumonia as a result of SARS-CoV-2 infection. In addition, Novartis announced a Phase III trial of hydroxychloroquine, alone and in combination with azithromycin, for the treatment of hospitalized patients with COVID-19 disease.  Under an expedited managed access program, Novartis has granted requests and provided ruxolitinib and canakinumab. Requests for investigator initiated trials have also been granted for COVID-19-related clinical studies of imatinib, secukinumab, hydroxychloroquine and valsartan. Novartis has committed to donate up to 130 million doses of generic hydroxychloroquine to support the global COVID-19 pandemic response.
Financials

In order to comply with International Financial Reporting Standards (IFRS), Novartis has separated the Group’s reported financial data for the current and prior years into “continuing” and “discontinued” operations. The results of the Alcon business in 2019 are reported as discontinued operations. See page 33 and Notes 2, 3 and 10 in the Condensed Interim Financial Report for a full explanation.

The Sandoz US generic oral solids and dermatology businesses will be retained by Novartis, after mutual agreement with Aurobindo to terminate the transaction. This decision was taken as approval from the U.S. Federal Trade Commission for the transaction was not obtained within the agreed timelines.

The commentary below focuses on continuing operations including the businesses of Innovative Medicines and Sandoz, as well as the continuing Corporate functions. We also provide information on discontinued operations.

Continuing operations first quarter
Net sales were USD 12.3 billion (+11%, +13% cc) in the first quarter driven by volume growth of 17 percentage points, mainly from Entresto, Zolgensma, Cosentyx and Promacta/Revolade. Volume growth also benefited from COVID-19 related forward purchasing. Strong volume growth was partly offset by price erosion of 3 percentage points and negative impact from generic competition of 1 percentage point. Excluding COVID-19 related forward purchases, we estimate sales growth would have been approximately 9% (cc).

Operating income was USD 2.7 billion (+22%, +30% cc) mainly driven by higher sales, partly offset by launch investments and higher legal expenses.

Net income was USD 2.2 billion (+16%, +24% cc) mainly driven by higher operating income, partly offset by higher taxes. EPS was USD 0.96 (+19%, +27% cc), growing faster than net income benefiting from lower weighted average number of shares outstanding.

Core operating income was USD 4.2 billion (+28%, +34% cc) mainly driven by higher sales and gross margin, partly offset by launch investments. Core operating income margin was 34.0% of net sales, increasing by 4.7 percentage points (+5.4 percentage points cc). Excluding COVID-19 related forward purchases and lower spending, we estimate core operating income growth would have been approximately 22% (cc) and core operating income margin would have been approximately 32% of net sales.

Core net income was USD 3.5 billion (+26%, +31% cc) driven by growth in core operating income, partly offset by higher financial expenses. Core EPS was USD 1.56 (+29%, +34% cc), growing faster than core net income benefiting from lower weighted average number of shares outstanding.

Free cash flow from continuing operations amounted to USD 2.0 billion (+8%) compared to USD 1.9 billion in the prior year quarter. The increase was mainly driven by higher cash flows from operating activities.

Innovative Medicines net sales were USD 9.8 billion (+11%, +13% cc). Pharmaceuticals BU sales grew 14% (cc), driven by continuing momentum on Entresto and Cosentyx and the launch uptake of Zolgensma. Oncology BU grew 12% (cc) driven by continuing momentum on Promacta/Revolade, Tafinlar + Mekinist and Kisqali as well as the launch uptake of Piqray. Volume contributed 18 percentage points to sales growth and partly benefited from COVID-19 related forward purchasing. Generic competition had a negative impact of 2 percentage points, mainly driven by Afinitor, Exjade, Travatan and Exforge, and net pricing had a negative impact of 3 percentage points.

Sandoz net sales were USD 2.5 billion (+9%, +11% cc) driven by volume growth of 15 percentage points including COVID-19 related forward purchasing, partly offset by price erosion of 4 percentage points. Excluding the US, net sales grew strongly (+17% cc). Global sales of Biopharmaceuticals grew to USD 450 million (+31% cc), mainly driven by continued strong double-digit growth in Europe.

Discontinued operations
Discontinued operations include the business of Alcon and certain Corporate costs directly attributable to Alcon up to the spin-off date. As the Alcon spin-off was completed on April 9, 2019, the first quarter of the prior year includes three months of operating results of the divested business.

In the first quarter of 2020, there were no activities related to discontinued operations. In the first quarter 2019, discontinued operations net sales were USD 1.8 billion, operating income amounted to USD 71 million and net loss from discontinued operations was USD 101 million. For further details see Note 2 “Distribution of Alcon Inc. to Novartis AG shareholders”, Note 3 “Significant transactions – Completion of the spin-off of the Alcon business through a dividend in kind distribution to Novartis AG shareholders” and Note 10 “Discontinued operations”.

Total Group first quarter
For the total Group, net income amounted to USD 2.2 billion compared to USD 1.8 billion in prior year, and basic earnings per share was USD 0.96 compared to USD 0.77 in prior year. Cash flow from operating activities for the total Group amounted to USD 2.5 billion and free cash flow to USD 2.0 billion.

Key growth drivers (Q1 performance):
Underpinning our financial results in the first quarter is a continued focus on key growth drivers including:
•	Entresto (USD 569 million, +62% cc) continued demand-driven growth momentum across geographies. In the US, new weekly prescriptions reached all-time-high at >4,500.
•
Zolgensma (USD 170 million) US launch continues to progress well. Policies are in place covering ~97% of commercial patients and >50% of Medicaid patients. Currently, 25 states representing 42% of newborns are screening for SMA in the US.

•	Cosentyx (USD 930 million, +19% cc) continued to grow strongly across indications and regions. In the US sales grew 22% vs. Q1 2019 with broad first line access in all three indications.
•	Promacta/Revolade (USD 403 million, +33% cc) continued double-digit growth in all regions driven by increased use in ITP and further uptake as first-line treatment for SAA in the US.
•	Xiidra (USD 90 million) is the only prescription eye drop solution marketed in the US and Canada to treat the signs and symptoms of dry eye disease. Xiidra was acquired from Takeda in 2019.
•	Tafinlar + Mekinist (USD 366 million, +26% cc) continued double-digit growth driven by demand in adjuvant melanoma as well as NSCLC.
•	Piqray (USD 74 million) continued strong launch uptake in the US, benefiting from further uptake in PIK3CA mutation testing.
•
Kisqali (USD 161 million, +82% cc) continued strong double-digit growth driven by demand in all geographies, benefiting from the impact of positive overall survival data from two pivotal Phase III trials (MONALEESA-7 and MONALEESA-3).

•	Beovu (USD 68 million) was launched in the US in October 2019. Post marketing cases reported as severe vision loss, retinal artery occlusion and/or vasculitis had an unfavorable impact on US sales.
•	Kymriah (USD 93 million, +109% cc) grew strongly in Europe and in the US. Over 230 qualified treatment centers and more than 20 countries have coverage for at least one indication.
•	Mayzent (USD 30 million) sales increased driven by enhanced education of the EXPAND trial data.
•
Adakveo (USD 15 million) US launch is progressing well, with high brand awareness among hematologists. Payer coverage and reimbursement are expanding, including Medicaid coverage policies issued in 12 states and by many national and regional private payers; C-code was issued on April 1, and a permanent J-code is on track to be issued on July 1.

•	Biopharmaceuticals (biosimilars, biopharmaceutical contract manufacturing and Glatopa) grew to USD 450 million (+31% cc), driven by continued strong double-digit growth in Europe.
•	Emerging Growth Markets, which comprise all markets except the US, Canada, Western Europe, Japan, Australia and New Zealand, sales grew 14% (cc) including China (USD 622 million), which grew 18% (cc).

Net sales of the top 20 Innovative Medicines products in 2020
	Q1 2020	% change
	USD m	USD	cc
Cosentyx	930	18	19
Gilenya	772	1	2
Entresto	569	59	62
Lucentis	487	-9	-6
Tasigna	487	12	15
Promacta/Revolade	403	31	33
Sandostatin	374	-5	-3
Tafinlar + Mekinist	366	23	26
Galvus Group	338	7	10
Gleevec/Glivec	329	7	9
Jakavi	318	23	27
Xolair	307	9	13
Afinitor/Votubia	296	-21	-20
Diovan Group	274	5	9
Exforge Group	258	-3	0
Ilaris	213	41	44
Exjade/Jadenu	172	-28	-26
Zolgensma	170	nm	nm
Votrient	166	-11	-9
Kisqali	161	77	82
Top 20 products total	7 390	12	14

R&D Update - Key developments from the first quarter
New approvals and regulatory update
•
Zolgensma IV formulation received a positive opinion from the CHMP for conditional approval for patients with SMA and a clinical diagnosis of Type 1 or SMA patients with up to three copies of the SMN2 gene. Zolgensma was also approved by the Japanese MHLW for SMA in patients under the age of two, including those who are presymptomatic at diagnosis; reimbursement is expected by the end of H1 2020, pending agreement Zolgensma is expected to be available at that time.

•	Beovu (brolucizumab) was approved with a prefilled syringe in the EU, Japan, Switzerland, Canada and Australia.
•
Capmatinib (INC280) was granted Priority Review designation by the FDA and the review is expected to be completed within six months. Novartis was previously granted FDA Breakthrough Therapy designation for capmatinib.

•	Kymriah received FDA Regenerative Medicine Advanced Therapy designation for treatment of patients with follicular lymphoma.
•	Cosentyx received a positive CHMP opinion for treatment of patients with non-radiographic axSpA, the fourth indication. Also the filing was accepted in the US.
Regulatory submissions and filings
•
Inclisiran (KJX839) was filed in the US for primary hyperlipidemia and in the EU for both primary hypercholesterolemia and mixed dyslipidemia, which include Familial Hypercholesterolemia, ASCVD or ASCVD risk equivalent patients.

•	Ofatumumab (OMB157) was filed in the US and EU for treatment of RMS. US filed with priority review voucher.
Results from ongoing trials and other highlights
•
Beovu (brolucizumab) safety update. In early April, Novartis completed its review of post-marketing safety case reports. Based on internal and Safety Review Committee assessment, Novartis concluded that there is a confirmed safety signal of rare adverse events of “retinal vasculitis and/or retinal vascular occlusion that may result in severe vision loss. Typically these events occur in the presence of intraocular inflammation.” Novartis has been in dialogue with regulatory authorities and based on this review, Novartis has initiated a safety information update to Beovu prescribing information worldwide. Novartis sponsored studies will be amended so that protocols, informed consent forms, and investigator brochures contain the new safety information and patients re-consented.  Novartis is committed to continuing to collaborate with the scientific and broader retina community to better understand the root causes and potential risk factors associated with these rare adverse events. Novartis continues to believe Beovu represents an important treatment option for patients with wet AMD, with an overall favorable benefit-risk profile.

•	AveXis presented compelling data at MDA in both IV and IT formulations of AVXS-101:
o	Zolgensma IV data showed rapid, significant, clinically meaningful benefit including prolonged event-free survival, motor milestone achievement and durability for up to 5 years post-dosing.
o	AVXS-101 IT STRONG data in Type 2 patients showed a mean increase of 6.0 points in Hammersmith, twice the clinically meaningful threshold.
•
Inclisiran data from three pivotal trials was published in NEJM showing durable and potent efficacy, with a safety profile similar to placebo. Inclisiran reduced LDL-C at 17 months by 52% in patients with ASCVD (ORION-10), 50% for ASCVD and ASCVD risk equivalents (ORION-11) and by 48% in patients with HeFH (ORION-9); all of whom had elevated LDL-C levels despite maximally tolerated lipid-lowering therapy. Prespecified exploratory analysis based on safety reporting from the three trials, showed fewer major adverse cardiovascular events (MACE) with inclisiran compared to placebo. Injection site reactions were more frequent with inclisiran, the majority of them mild and none of them severe.

•
Cosentyx built on its axSpA leadership with US label update for dosing flexibility in ankylosing spondylitis, allowing 300 mg up-titration option based on Phase III MEASURE 3 study results. The label update provides clinicians with greater choice for their patients.

•
Jakavi REACH2 Phase III study of acute graft-versus-host disease (GvHD) data was published in NEJM. REACH2 trial results confirm Jakavi significantly improves overall response rate at 28 days vs. best available therapy in steroid-refractory GvHD.

•	Sandoz completed the acquisition of Aspen’s Japanese operations, strengthening its position in world’s third largest market for generics and off-patent medicines.

Capital structure and net debt

Retaining a good balance between investment in the business, a strong capital structure and attractive shareholder returns remains a priority.

In Q1 2020, 25.2 million shares (for an equity value of USD 1.0 billion) were delivered as a result of options exercised and share deliveries related to participation plans of associates. In the same period, 1.5 million shares (for an equity value of USD 0.1 billion) were repurchased from associates. Consequently, the total number of shares outstanding increased by 23.7 million versus December 31, 2019. Novartis aims to offset the dilutive impact from equity based participation plans of associates over the remainder of the year. These treasury share transactions resulted in an equity increase of USD 0.9 billion and a net cash inflow of USD 0.7 billion.

In the first quarter of 2020, Novartis issued bonds denominated in US dollars for a total notional amount of USD 5.0 billion, repaid a USD 1.0 billion bond issued in February 2017 at maturity and paid down a USD 7.0 billion short term credit facility drawn in January 2020 in connection with the acquisition of The Medicines Company.

As of March 31, 2020, the net debt increased by USD 13.9 billion to USD 29.8 billion compared to December 31, 2019. The increase was mainly driven by the acquisition of The Medicines Company for USD 9.6 billion and the USD 7.0 billion annual dividend payment, partly offset by USD 2.0 billion free cash flow in Q1 2020.

As of Q1 2020, the long-term credit rating for the company is A1 with Moody’s Investors Service and AA- with S&P Global Ratings.

We continuously track our liquidity positions and assets / liabilities profile. We have a strong balance sheet and related funding capabilities to meet our funding needs. Concerning the COVID-19 situation, the Group has not experienced liquidity or cash flow disruptions during the first quarter of 2020 and maintains a cash and cash equivalents position of USD 4.5 billion as per March 31, 2020. We believe that our strong credit rating allows for continued access to short term funding in the US commercial paper market. The Group further has a committed credit facility of USD 6.0 billion as a backstop for the US commercial paper program, which was undrawn as of March 31, 2020, providing a further source of liquidity if needed. Novartis is well positioned to meet its ongoing financial obligations and has sufficient liquidity to support our normal business activities.

2020 Outlook
Barring unforeseen events

Continuing operations
Excluding Alcon from both 2019 and 2020
•	Net sales: expected to grow mid to high-single digit (cc)
•	From a divisional perspective, we expect net sales performance (cc) in 2020 to be as follows:
o	Innovative Medicines: expected to grow mid to high-single digit
o	Sandoz: expected to grow low-single digit
•	Core operating income: expected to grow high-single to low double digit (cc)

At Q4 2019 earnings Novartis issued guidance excluding the Sandoz US oral solids and dermatology portfolio. As Novartis is retaining the Sandoz US portfolio our guidance is now on continuing operations. Novartis expects growth of continuing operations sales and core operating income to be approximately 1% lower than the guidance provided under the previous assumption.

This guidance includes the forecast assumption that we see a return to normal prescription and consumption dynamics during Q2 in our major markets. We will closely monitor the business dynamics and provide any additional guidance at Q2 earnings. The guidance also includes the forecast assumption that no Gilenya and no Sandostatin LAR generics enter in 2020 in the US.

Foreign exchange impact
If late-April exchange rates prevail for the remainder of 2020, the currency impact for the year would be negative 3 percentage points on net sales and negative 6 percentage points on core operating income. The estimated impact of exchange rates on our results is provided monthly on our website.

Continuing operations [1,2]	Q1 2020	Q1 2019	% change
	USD m	USD m	USD	cc [2]
Net sales	12 283	11 106	11	13
Operating income	2 744	2 242	22	30
As a % of sales	22.3	20.2
Core operating income	4 177	3 254	28	34
As a % of sales	34.0	29.3
Net income	2 173	1 868	16	24
EPS (USD)	0.96	0.81	19	27
Core net income	3 549	2 811	26	31
Core EPS (USD)	1.56	1.21	29	34
Cash flows from operating activities	2 528	2 334	8
Free cash flow	2 021	1 869	8
Innovative Medicines	Q1 2020	Q1 2019	% change
	USD m	USD m	USD	cc
Net sales	9 755	8 780	11	13
Operating income	2 755	2 109	31	38
As a % of sales	28.2	24.0
Core operating income	3 607	2 922	23	28
As a % of sales	37.0	33.3
Sandoz	Q1 2020	Q1 2019	% change
	USD m	USD m	USD	cc
Net sales	2 528	2 326	9	11
Operating loss / income	- 45	273	nm	nm
As a % of sales	-1.8	11.7
Core operating income	673	461	46	53
As a % of sales	26.6	19.8
Corporate	Q1 2020	Q1 2019	% change
	USD m	USD m	USD	cc
Operating income / loss	34	-140	nm	nm
Core operating loss	-103	-129	20	19

Discontinued operations	Q1 2020	Q1 2019	% change
	USD m	USD m	USD	cc
Net sales		1 777
Operating income		71
As a % of sales		4.0
Core operating income		350
As a % of sales		19.7
Net loss		- 101
Total Group	Q1 2020	Q1 2019	% change
	USD m	USD m	USD	cc
Net income	2 173	1 767	23	31
EPS (USD)	0.96	0.77	25	34
Core net income	3 549	3 089	15	19
Core EPS (USD)	1.56	1.33	17	22
Cash flows from operating activities	2 528	2 412	5
Free cash flow	2 021	1 807	12
nm = not meaningful

1 Continuing operations include the businesses of Innovative Medicines and Sandoz Division including the US generic oral solids and dermatology portfolio as well as the continuing corporate functions and discontinued operations include the business of Alcon. See page 33 of the Condensed Interim Financial Report for full explanation.
2 Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 43 of the Condensed Interim Financial Report. Unless otherwise noted, all growth rates in this Release refer to same period in prior year.

Detailed financial results accompanying this press release are included in the Condensed Interim Financial Report at the link below:
https://ml-eu.globenewswire.com/resource/download/20dba83d-112c-41e6-a2a5-359246d7fa80/

Disclaimer
This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as “to support,” “ensure,” “estimate,” “growth,” “remain,” “impact,” “ongoing,” “submissions,” “expected,” “focus,” “launch,” “launch investments,” “innovation,” “potential,” “guidance,” “will,” “to grow,” “commitment,” “promising,” “pipeline,” “to make,” “evolve,” “continue,” “to take,” “continues,” “anticipate,” “are supporting,” “participating,” “aim,” “contributing,” “assessing,” “committed,” “to evaluate,” “continuing,” “may,” “momentum,” “could,” “would,” “leveraging,” “launched,” “on track,” “growing,” “continued,” “progressing,” “to determine,” “expanding,” “pending,” “to be completed,” “strongly,” “priority review designation,” “priority,” “breakthrough therapy designation,” “regenerative medicine advanced therapy designation,” “filings,” “outlook,” “unforeseen,” “forecast,” “enter,” “focused,” “to believe,” “believe,” “proposed,” “prevail,” “to improve,” “transformative,” “innovative,” “inventive,” “manageable,” “minimal disruption,” “confident,” “looking ahead,” “expect,” “planned,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, potential product launches, or regarding potential future revenues from any such products; or regarding potential manufacturing or supply chain disruptions; or regarding our estimates of the impact of past and future COVID-19 related forward purchasing on sales and on core operating income in the future; or regarding the impact of the COVID-19 pandemic on clinical trials, and research and development timelines; or regarding potential future or pending transactions; or regarding potential future sales or earnings of the Group or any of its divisions or potential shareholder returns; or by discussions of strategy, plans, expectations or intentions; or regarding the Group’s liquidity or cash flow positions and its ability to meet its ongoing financial obligations and operational needs; or regarding drug discovery collaboration efforts and support of clinical trials for existing Novartis medicines and a commitment to donate up to 130 million doses of generic hydroxychloroquine to support the global COVID-19 pandemic response. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. You should not place undue reliance on these statements. In particular, our expectations could be affected by, among other things: disruptions of our manufacturing or supply chain impacting our ability to meet demand for our products in the future; liquidity or cash flow disruptions affecting our ability to meet our ongoing financial obligations and to support our ongoing business activities; uncertainties regarding the impact of past and future COVID-19 related forward purchasing on sales and core operating income in the future; the impact of the COVID-19 pandemic on enrollment in, initiation and completion of our clinical trials in the future, and research and development timelines; global trends toward healthcare cost containment, including ongoing government, payer and general public pricing and reimbursement pressures and requirements for increased pricing transparency; uncertainties regarding potential significant breaches of data security or data privacy, or disruptions of our information technology systems; regulatory actions or delays or government regulation generally, including potential regulatory actions or delays with respect to the development of the products described in this press release; the potential that the strategic benefits, synergies or opportunities expected from the acquisition of the Japanese business of Aspen Global Incorporated, and other transactions described, may not be realized or may be more difficult or take longer to realize than expected; potential adverse reactions to the transaction by customers, suppliers or strategic partners; dependence on key personnel of Aspen Global Incorporated; dependence on third parties to fulfill manufacturing and supply obligations; the uncertainties involved in predicting shareholder returns; the uncertainties in the research and development of new healthcare products, including clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products that commenced in prior years and is expected to continue this year; safety, quality, data integrity, or manufacturing issues; uncertainties involved in the development or adoption of potentially transformational technologies and business models; uncertainties regarding actual or potential legal proceedings, including, among others, product liability litigation, disputes and litigation with business partners or business collaborators, government investigations generally, litigation and investigations regarding sales and marketing practices, and intellectual property disputes; our performance on environmental, social and governance measures; general political, economic and business conditions, including the effects of and efforts to mitigate pandemic diseases such as COVID-19; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

All product names appearing in italics are trademarks owned by or licensed to Novartis Group companies.

About Novartis
Novartis is reimagining medicine to improve and extend people’s lives. As a leading global medicines company, we use innovative science and digital technologies to create transformative treatments in areas of great medical need. In our quest to find new medicines, we consistently rank among the world’s top companies investing in research and development. Novartis products reach nearly 800 million people globally and we are finding innovative ways to expand access to our latest treatments. About 109,000 people of more than 145 nationalities work at Novartis around the world. Find out more at https://www.novartis.com.

Novartis will conduct a conference call with investors to discuss this news release today at 13:00 Central European time and 7:00 Eastern Time. A simultaneous webcast of the call for investors and other interested parties may be accessed by visiting the Novartis website. A replay will be available after the live webcast by visiting. https://www.novartis.com/investors/event-calendar

Detailed financial results accompanying this press release are included in the condensed interim financial report at the link below. Additional information is provided on Novartis divisions and pipeline of selected compounds in late stage development and a copy of today's earnings call presentation can be found at. https://www.novartis.com/investors/event-calendar

Important dates
July 21, 2020	Second quarter results 2020
October 27, 2020	Third quarter results 2020